UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Zyla Life Sciences

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28226B 302

(CUSIP Number)

Arthur J. Higgins

President and Chief Executive Officer

100 South Saunders Road, Suite 300

Lake Forest, Illinois 60045

(224) 419-7106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Ryan A. Murr, Esq.

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, California 94105

Telephone: (415) 393-8200

March 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28226B 302	13D

(1)	NAMES OF REPORTING PERSONS Alligator Zebra Holdings, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (see instructions) OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None

	(8)	SHARED VOTING POWER 4,854,863 (1)

	(9)	SOLE DISPOSITIVE POWER None

	(10)	SHARED DISPOSITIVE POWER 4,854,863 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,854,863 (1)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0% (2)

(14)	TYPE OF REPORTING PERSON (see instructions) CO

(1)

As of the date hereof, Alligator Zebra Holdings, Inc. owns no shares of Zyla Common Stock (as defined below). Beneficial ownership of 4,854,863 shares of Zyla Common Stock is being reported hereunder solely because Alligator Zebra Holdings, Inc. may be deemed to have beneficial ownership of such shares of Zyla Common Stock as a result of Alligator Zebra Holdings, Inc. entering into the Voting and Support Agreements (as defined below) with certain stockholders of Zyla Life Sciences. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Alligator Zebra Holdings, Inc. that it is the beneficial owner of such shares of Zyla Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	Calculation of percentage based on 9,522,096 shares of Zyla Common Stock issued and outstanding as of March 13, 2020 as set forth in the Merger Agreement (as defined below).

CUSIP No. 28226B 302	13D

(1)	NAMES OF REPORTING PERSONS Assertio Therapeutics, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (see instructions) OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None

	(8)	SHARED VOTING POWER 4,854,863 (1)

	(9)	SOLE DISPOSITIVE POWER None

	(10)	SHARED DISPOSITIVE POWER 4,854,863 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,854,863 (1)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0% (2)

(14)	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Alligator Zebra Holdings, Inc. is a direct and wholly-owned subsidiary of Assertio Therapeutics, Inc. As of the date hereof, Assertio Therapeutics, Inc. owns no shares of Zyla Common Stock (as defined below). Beneficial ownership of 4,854,863 shares of Zyla Common Stock is being reported hereunder solely because Assertio Therapeutics, Inc. controls Alligator Zebra Holdings, Inc. and may be deemed to have beneficial ownership of such shares of Zyla Common Stock as a result of Alligator Zebra Holdings, Inc. entering into the Voting and Support Agreements (as defined below) with certain stockholders of Zyla Life Sciences. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Assertio Therapeutics, Inc. that it is the beneficial owner of such shares of Zyla Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	Calculation of percentage based on 9,522,096 shares of Zyla Common Stock issued and outstanding as of March 13, 2020 as set forth in the Merger Agreement (as defined below).

Explanatory Note

Item 1.	Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the shares of common stock, par value $0.001 per share (the “Zyla Common Stock”), of Zyla Life Sciences, a Delaware corporation (“Zyla”). The address of the principal executive offices of Zyla is 600 Lee Rd #100, Wayne, PA 19087.

Item 2.	Identity and Background.

(a)-(c), (f) This Statement is filed by Assertio Therapeutics, Inc., a Delaware corporation (“Assertio”) and Alligator Zebra Holdings, Inc. (“Parent” and, together with Assertio, the “Reporting Persons”). The address of the principal business and principal office of the Reporting Persons is 100 South Saunders Road, Suite 300, Lake Forest, Illinois. Assertio is a diversified, specialty pharmaceutical company focused on distinctive products that offer enhanced therapeutic options for patients in need. The principal business of Parent is to act as a holding company in connection with the transactions described below in Item 4.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of Assertio and Parent, respectively, is set forth on Schedule I hereto and are incorporated herein by reference.

(d) - (e) During the last five years, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any person set forth on Schedule I hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 16, 2020, in connection with the Merger (as defined and describe in Item 4 below), each of (i) Loan Security Holdings I LLC, (ii) Highbridge Tactical Credit Master Fund, L.P., (iii) Mark Strobeck, Zyla’s executive vice president and chief operating officer and (iv) Megan Timmins, Zyla’s senior vice president and general counsel (collectively, the “Supporting Stockholders”) entered into a voting and support agreement with Parent, in their capacities as stockholders of Zyla (collectively, the “Voting and Support Agreements”). As a result of Parent’s entry into the Voting and Support Agreements and the transactions contemplated therein, the Reporting Persons may be deemed to beneficially own as of the date of such agreements, 4,854,863 shares of Zyla Common Stock. Such shares of Zyla Common Stock have not been purchased by the Reporting Persons, and thus no funds were used for such purpose. The Reporting Persons have not paid any monetary consideration to any Supporting Stockholder in connection with the execution and delivery of the Voting and Support Agreements. For a description of the Voting and Support Agreements, see Item 4 below, which description is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Merger Agreement

On March 16, 2020, Assertio and Parent entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Zyla, Alligator Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Assertio Merger Sub”), and Zebra Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). Subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Zyla (the “Merger”), with Zyla surviving the Merger and becoming a wholly-owned subsidiary of Parent. Prior to the consummation of the Merger, Assertio will effect a reorganization merger (the “Assertio Reorganization”) pursuant to which Assertio Merger Sub will merge with and into Assertio, with Assertio surviving the merger and becoming a wholly-owned subsidiary of Parent. Parent will become Assertio Holdings, Inc. and will assume Assertio’s listing on the Nasdaq Stock Market (“Nasdaq”).

The terms of the Merger Agreement provide that, unless otherwise specified in the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Zyla Common Stock will be canceled and automatically converted into the right to receive as merger consideration 2.5 shares of common stock, par value $0.0001 per share, of Parent (the “Merger Consideration”). On a pro forma basis, the current holders of Zyla Common Stock will hold in the aggregate approximately 32% of the issued and outstanding capital stock of Parent immediately after the Merger.

The Merger and the Merger Agreement have been approved by the board of directors of each of Zyla (the “Zyla Board”), Assertio and Parent. Completion of the Merger is conditioned upon, among other things, the adoption and approval of the Merger Agreement by (1) the holders of at least a majority of the outstanding shares of Zyla Common Stock and (2) by the affirmative vote of the majority of the total votes cast to approve the issuance of the Merger Consideration by the holders of the outstanding shares of common stock of Assertio.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated herein by reference as Exhibit 1 hereto, and with reference to the description of the Merger Agreement, which is contained in the Current Report on Form 8-K filed by Assertio on March 17, 2020.

The Voting and Support Agreements

The purpose of the Voting and Support Agreements is to facilitate the consummation of the Merger and the transactions contemplated by the Merger Agreement. Pursuant to the Voting and Support Agreements, each Supporting Stockholder has, among other things, agreed to vote the shares of Zyla Common Stock that such Supporting Stockholder owns in (i) favor of the adoption of the Merger Agreement and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement and (ii) against any Acquisition Proposal (as defined in the Merger Agreement) and any other action that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement or the Voting and Support Agreements or any transaction that results in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of Zyla under the Merger Agreement.

An aggregate of 4,854,863 shares of Zyla Common Stock are covered by the Voting and Support Agreements and represent approximately 51% of the total number of shares of Zyla Common Stock issued and outstanding. In the event that the Zyla Board changes its recommendation that the stockholders of Zyla adopt the Merger Agreement, then the shares of Zyla Common Stock covered by the Voting and Support Agreements will only represent 35% of the total number of shares of Zyla Common Stock issued and outstanding.

The number of shares of Zyla Common Stock that the Reporting Persons may be deemed to beneficially own as a result of the Voting and Support Agreements as of March 16, 2020 is 4,854,863.

The foregoing description of the Voting and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting and Support Agreements, copies of which are incorporated herein by reference as Exhibits 2 and 3 hereto.

The transactions contemplated by the Merger Agreement may, if consummated in accordance with its terms, result in any or all of the actions described in subsections (a) through (j) by Item 4 of Schedule 13D, including without limitation (i) the Merger, as a result of which Zyla would become a subsidiary of Parent, (ii) the resignation of the existing directors of the Zyla Board and changes in one or more members of management of Zyla, (iii) material changes in the capitalization, dividend policy, business structure and corporate structure of Zyla, (iv) the restatement of Zyla’s charter and bylaws, (v) the termination of Zyla’s listing on Nasdaq and (vi) the termination of Zyla Common Stock’s registration under Section 12(g) of the Act.

Except as described in this Statement, the Merger Agreement, and the Voting and Support Agreements, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any person set forth on Schedule I has any present plans which relate to or would result in any of the actions specified in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) As described in Item 4 above, pursuant to the Voting and Support Agreements, each Supporting Stockholder has agreed to vote the shares of Zyla Common Stock that such Supporting Stockholder owns in favor of the adoption of the Merger Agreement and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement. As a result, the Reporting Persons may be deemed to possess shared voting power over and may be deemed to have beneficial ownership of 4,854,863 shares of Zyla Common Stock. Based on 9,522,096 shares of Zyla Common Stock issued and outstanding as of March 13, 2020, as set forth in the Merger Agreement, the Reporting Persons may be deemed to have beneficial ownership of 51.0% of the issued and outstanding shares of Zyla Common Stock. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Zyla Common Stock referenced herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as described in this Statement, there have been no transactions in shares of Zyla Common Stock effected by the Reporting Persons, or, to the Reporting Persons’ knowledge, any person set forth on Schedule I hereto, during the last 60 days.

(d) Except as described in this Statement, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule I hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Zyla Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Statement is incorporated by reference into this Item 6.

Except as described in this Statement, to the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Zyla, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

1

Agreement and Plan of Merger by and among Assertio Therapeutics, Inc., Alligator Zebra Holdings, Inc., Alligator Merger Sub, Inc., Zebra Merger Sub, Inc. and Zyla Life Sciences, dated as of March 16, 2020 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Assertio on March 17, 2020).

2

Form of Voting and Support Agreement by and among Alligator Zebra Holdings, Inc. and certain Zyla stockholders, dated as of March 16, 2020, (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Assertio on March 17, 2020).

3

Form of Voting and Support Agreement by and among Alligator Zebra Holdings, Inc. and certain Zyla stockholders, dated as of March 16, 2020 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Assertio on March 17, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2020

Alligator Zebra Holdings, Inc.

By:	/s/ Daniel A. Peisert
Name: Daniel A. Peisert
Title: Treasurer and Chief Financial Officer

Assertio Therapeutics, Inc.

By:	/s/ Daniel A. Peisert
Name: Daniel A. Peisert
Title: Senior Vice President and Chief Financial Officer

Schedule I

Directors and Executive Officers of

Alligator Zebra Holdings, Inc.

The following sets forth the name, present principal occupation or employment, and citizenship of each director and executive officer of Alligator Zebra Holdings, Inc. The business address of each director and executive officer is c/o Alligator Zebra Holdings, Inc., 100 South Saunders Road, Suite 300, Lake Forest, Illinois.

Directors

Name	Present Principal Occupation or Employment	Citizenship
Arthur J. Higgins	President and Chief Executive Officer, Assertio Therapeutics, Inc.	United States and United Kingdom

Executive Officers

Name	Present Principal Occupation or Employment	Citizenship
Arthur J. Higgins	President and Chief Executive Officer, Assertio Therapeutics, Inc.	United States and United Kingdom
Daniel A. Peisert	Senior Vice President and Chief Financial Officer, Assertio Therapeutics, Inc.	United States

Directors and Executive Officers of

Assertio Therapeutics, Inc.

The following sets forth the name, present principal occupation or employment, and citizenship of each director and executive officer of Assertio Therapeutics, Inc. The business address of each director and executive officer is c/o Assertio Therapeutics, Inc., 100 South Saunders Road, Suite 300, Lake Forest, Illinois.

Directors

Name	Present Principal Occupation or Employment	Citizenship

James P. Fogarty (Chairman of the Board)	Chief Executive Officer of Fullbeauty Brands	United States
William T. McKee	Chief Executive Officer of MBJC Associates, LLC	United States
Karen A. Dawes	President, Knowledgeable Decisions, LLC	United States
Heather L. Mason	Retired Executive Vice President, Abbott Nutrition	United States
David E. Wheadon	Former Senior Executive of AstraZeneca plc	United States
Arthur J. Higgins	President and Chief Executive Officer, Assertio Therapeutics, Inc.	United States and United Kingdom
James L. Tyree	Managing Partner, Tyree & D’Angelo Partners	United States
Peter D. Staple	Retired Chief Executive Officer of Corium, Inc.	United States
James J. Galeota, Jr.	President and Chief Executive Officer of Inheris BioPharma, Inc.	United States

Executive Officers

Name	Present Principal Occupation or Employment	Citizenship

Arthur J. Higgins	President and Chief Executive Officer, Assertio Therapeutics, Inc.	United States and United Kingdom
Stan Bukofzer	Senior Vice President, Chief Scientific & Technical Officer, Assertio Therapeutics, Inc.	United States
Dan A. Peisert	Senior Vice President and Chief Financial Officer, Assertio Therapeutics, Inc.	United States